BYMAX CORP.

North District Sunshine Home Unit 2, Floor 6, Ste. #201

Manzhouli City, Inner Mongolia, China 021400

Tel.  (646) 970-7560

Email: bymaxcorp@yandex.com

September 25, 2020

Mr. Nicholas Lamparski

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Bymax Corp.

       Registration Statement on Form S-1

       Filed August 5, 2020

       File No. 333-240750

Dear Mr. Lamparski,

Bymax Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated September 1, 2020 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on August 5, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Form S-1 filed August 5, 2020

Risk Factors, page 10

1. Please revise your risk factors to disclose the risk of doing business in China, including the various regulatory constraints.

Response: We have added additional risk factor to disclose the risks of doing business in China.

It will be extremely difficult to acquire jurisdiction..., page 13

2. Please elaborate upon this risk factor to discuss where your assets and officers are located and enhance your disclosure of the specific challenges associated with enforcing liabilities in the jurisdiction(s) that are applicable to this risk.

Response: We have elaborated the risk factors to discuss where our assets and officers are located and enhance our disclosure of the specific challenges associated with enforcing liabilities in the jurisdiction(s) that are applicable to this risk.

Government Regulation, page 27

3. Please discuss the effect of existing or probable governmental regulations on your planned business operations, including the need for any government approval for any of your planned products or services. Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Response: We have revised this section in accordance with the comments of the commission.

Directors, Executive Officers, Promoter and Control Persons, page 33

4. Please revise to disclose the business experience of Mr. Li and Mr. Kraft during the past five years as required by Item 401(e)(1) of Regulation S-K. For example, please elaborate on Mr. Li’s business experience “as the freelance business consultant in retail” from 2016 through 2019. Similarly, please elaborate on Mr. Kraft’s business experience “as the private business consultant in online retail” from 2016 through 2019.

Response: We have disclosed the business experience of Mr. Li and Mr. Kraft during the past five years as required by Item 401(e)(1) of Regulation S-K.

Exhibits

5. Your exhibit list does not make reference to either your legality opinion or subscription agreement, if available. Please file all required exhibits in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response: We have filed our legality opinion and form of subscription agreement as the exhibits.

General

6. Given that you have nominal operations and nominal assets consisting only of cash, it appears that you may be a shell company, as defined in Rule 405 of Regulation C. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. If you do not believe that you are a shell company, please provide us with your legal analysis.

Response: We do not believe that Bymax Corp. is a “shell company” as defined in Rule 405 of Regulation C, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company clearly has assets in line with its stage of development and its business model. Although the Company currently has one client according to the agreement signed on July 31, 2020 and expecting revenue of $3,700 according to the agreement, the Company during its lifespan has had continuous operations and such operations were not at any time “nominal.”

Black’s Law Dictionary defines “nominal” as

…titular, existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like; in comparison to what might properly be expected, as scarcely to entitled to a name…

Considering that the Company was and remains a “development stage company”, the scope of its operations may have been constrained at certain times by its capital resources, but at no time did its operational efforts lapse. Moreover, at no time have such operations been “not real” or “existing in name only” and such operations continue today. We do not believe that Bymax Corp. is a “shell company”.

Please direct any further comments or questions you may have to the company at bymaxcorp@yandex.com

Thank you.

Sincerely,

/S/ Longjiang Li

Longjiang Li, President